UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2018

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2018

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Chief Manager, Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Changes of Representative Corporate Executive Officers and Corporate Executive Officers

Tokyo, February 5, 2018 — Mitsubishi UFJ Financial Group, Inc. (MUFG) today announced the following candidates for and planned changes of Representative Corporate Executive Officers and Corporate Executive Officers:

1. Changes of Representative Corporate Executive Officers (as of April 1, 2018)

Name	New Position	Former Position
Takashi Nagaoka	Director	Director Deputy Chairman (Representative Corporate Executive Officer)
Saburo Araki	Deputy Chairman (Representative Corporate Executive Officer)	Senior Managing Executive Officer Group Head, Corporate Banking Business Group

2. New Corporate Executive Officer (as of April 1, 2018)

Name	New Position	Former Position
Kenji Yabuta	Senior Managing Executive Officer Group Head, Corporate Banking Business Group	-

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3. Changes of Business Group Heads

(1) New Appointments (as of July 1, 2018)

Name	New Position	Former Position
Naoki Hori	Group Head, Retail & Commercial Banking Business Group (*)	Managing Officer Group Deputy CHRO
Masato Miyachi	Group Head, Global Corporate & Investment Banking Business Group (*)	Managing Officer Deputy Group Head, Global Business Group

(2) Changes of positions (as of July 1, 2018)

Name	New Position	Former Position
Eiichi Yoshikawa	Group Head, Global Commercial Banking Business Group (*)	Senior Managing Executive Officer Group Head, Global Business Group
Kenji Yabuta	Group Head, Japanese Corporate & Investment Banking Business Group (*)	Senior Managing Executive Officer Group Head, Corporate Banking Business Group

(*) Titles are undecided (as of July 1, 2018)

Reference

CEO:	Chief Executive Officer
CSO:	Chief Strategy Officer
CFO:	Chief Financial Officer
CRO:	Chief Risk Officer
CHRO:	Chief Human Resources Officer
CCO:	Chief Compliance Officer
CLO:	Chief Legal Officer
CIO:	Chief Information Officer
CDTO:	Chief Digital Transformation Officer
CDO:	Chief Data Officer

*    *    *

Contact:

Mitsubishi UFJ Financial Group

Public Relations Division

+81-3-3240-7651

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